June 29, 2016

Via EDGAR

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)
Form 10-K for the Year Ended December 31, 2015
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015
File No. 001-10593

Dear Mr. Arakawa:

This letter is in response to the Staff’s letter dated June 20, 2016 (the “Comment Letter”) addressed to the Company’s Chief Financial Officer regarding the Company’s Form 10-K, and Amendment No. 1 to Form 10-K, each for the year ended December 31, 2015 (collectively, the “Form 10-K”). The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required.

As discussed in our May 31, 2016 letter to the Staff, please note the Company has performed two independent calculations of earnings per share (EPS) as it relates to our redeemable noncontrolling interests, which we refer to as the “fair value approach” and the “two-class approach.” These two approaches are contemplated in ASC 480-10-S99 paragraph 22b. EPS is the same under both approaches for the periods in question.

As discussed below, we believe the formulas in the put options approximate fair value, which means there is no “excess” in the put price that impacts EPS under the fair value approach. Consequently, earnings of the subsidiary are attributed 50/50 between Iconix and the noncontrolling interest holder under this method. Similarly, the subsidiary’s earnings are attributed 50/50 using the two-class method under ASC 260-10-45-60B because dividends and earnings are shared equally by Iconix and the noncontrolling interest holder (each investor holds the same class of stock).

We have not formally adopted a policy to apply the fair value approach, as indicated by the Staff in Question 1 below, because it is not materially different than the two-class approach.

If the fair value approach and the two-class approach result in materially different measures of EPS in a future period, we will formalize one of these approaches as the Company’s policy at that time.

As the Staff’s questions appear to focus on the fair value approach, we have provided responses below. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response.

Form 10-K for the Year Ended December 31, 2015

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015

Index to Consolidated Financial Statements and Financial Statement Schedule

Note 8. Earnings (Loss) Per Share, page 54

1.	Your response to comment 5 indicates that you concluded that the non-controlling interests associated with LC Partners, Iconix SE Asia and Iconix MENA are redeemable at an amount other than fair value due to the presence of a floor price in the redemption formulas. We also note that you have adopted a policy to treat only the portion of the periodic adjustment to the instrument’s carrying amount that reflects a redemption in excess of fair value in determining the effect on your earnings per share computation. Further, we note that you determine fair value using the formulas that are based on fixed multiples of revenue as specified in the underlying joint venture operating arrangements. Please tell us how your determination of fair value, for purposes of calculating the excess of the redemption amount over fair value, is in accordance with the fair value principles of ASC 820, providing your underlying calculations and assumptions as of December 31, 2015. In this regard, if you believe the redemption formula based on a fixed multiple of revenue for each of these put instruments represents fair value from a market participant perspective under ASC 820 as of December 31, 2015, please provide persuasive support for that belief.

Response:

In short, we believe the formulas in the put options approximate fair value to the extent they exceed the floor prices, which they have for all periods in question. However, due to the mere presence of the floor prices, we concluded the redemption formulas—in totality—did not represent fair value under paragraph 22b of ASC 480-10-S99.

The multiples of revenue were designed to represent fair value in negotiations with our joint venture partners, as discussed previously with the SEC staff in connection with the consolidation of the joint ventures. Therefore, we have not prepared separate estimates of any excess of the redemption amounts over fair value. To do so would potentially require assumptions that contradict the economics of the arrangements actually negotiated with our joint venture partners.

Our analysis as to why the multiples of revenue (as opposed to the floor prices) approximate fair value, follows.

In the past, the Company has stated publicly that it seeks to acquire trademarks and other intellectual properties at a multiple of between five and six times annualized projected revenue. This has been consistent with virtually all of our acquired properties (we have made over thirty acquisitions since January 2004), with the exception of the Peanuts brand and related assets (“Peanuts”), as Peanuts had lower margins than our fashion, athletic and home brands due to the existence of a revenue sharing agreement with the Schulz family and robust network of agents in territories outside of the U.S. and Canada. These brands and businesses are easier to value than most other businesses as there are minimal assets and liabilities (with at least 80% of the fair value purchase price historically allocated to trademarks) and predictable revenue streams from existing and projected license agreements.

More specifically under U.S. GAAP, when determining whether fair value at initial recognition equals the transaction price, a reporting entity is required to take into account factors specific to the transaction and to the asset or liability (ASC 820-10-30-3A). In each instance where our joint venture partner has a put option, at the time of the formation of the joint venture (when this redemption feature was established) neither partner was under duress, financial or otherwise, as contemplated in paragraph 30-3A(b).

The calculation of the exercise price of the put option, excluding the existence of the floor component, in LC Partners, Iconix SEA and Iconix MENA, is consistent with the metrics in which our partner purchased its interest in that joint venture upon formation where there existed active licenses generating revenue. The multiple utilized is also consistent with the metrics under which other partners have purchased an equity interest in our other joint ventures (e.g. Pac Brands purchase of 50% interest in Iconix Australia, Buffalo International’s purchase of a 50% interest in Iconix Canada, MGS’s purchase of a 50% interest in Iconix Israel). In each of Iconix SEA and Iconix MENA, our partner purchased its 50% interest in the joint venture at a price calculated as a multiple of 5.5 times the projected annualized revenue in the near term. In the case of LC Partners, as there was no existing business for the Lee Cooper brand in the U.S. at the time of formation of the joint venture, each of Iconix and its partner believed that business would grow to approximately 5.5 times its projected annualized revenue in approximately five years from the date of formation, consistent with length of time the put option would become exercisable. That is, while the multiple itself does not change over the term of the arrangement, both investors agreed at inception that the length of the agreement (e.g., 5-8 years) was sufficiently limited to result in a fair value price for that period of time.

We note that valuation techniques used to measure fair value are required under ASC 820 to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. In this context, we believe one recent observable transaction by other market participants corroborates that the multiples in our put options approximate fair value. In the May 2016 acquisition of the “GAIAM” brand by Sequential Brands Group, Inc., the purchase price of $146 million was projected to generate $22 million of annualized revenue, representing a multiple of approximately 6.6 times.1 During 2015, approximately 95% of GAIAM’s net

[1]	Please refer to the press release dated May 10, 2016 for Sequential Brands Group, Inc.’s purchase of the GAIAM brand - http://ir.sequentialbrandsgroup.com/releasedetail.cfm?ReleaseID=970372 revenue was generated in the U.S.2 We believe this fact supports our view that, due to a variety of risks, locally created brands exploited in their native markets (e.g. U.S. brands monetized in the U.S. markets) have an inherent premium to local brands exploited in foreign markets.3 We believe this premium to be the difference between the 5.5 times multiple used in the formation of our international joint ventures for U.S. and (in the case of Umbro and Lee Cooper) European centric brands (and the pricing of the put options with certain joint ventures) and the 6.6 times multiple for the purchase of a U.S. brand exploited almost exclusively in the U.S. market. While the GAIAM transaction is not an explicit input into the determination of our put option prices, it represents a 2016 data point corroborating that the 5.5 multiples negotiated in prior years with our joint venture partners approximates fair value for the term of the options.

It is also important to note we believe the licensing model is the most advantageous market for the monetization of our brands due to the significantly higher margins as compared to a traditional manufacturer and/or distributor, and therefore we believe our joint ventures represent the highest and best use of our brands, consistent with ASC 820-10-35-10A.

To date, we are the only pure licensing business that has used our international joint ventures as a platform for our brands’ growth. As a result, the pricing mechanisms used in the formation of the joint ventures and valuing the related put options are the primary observable (i.e. public) market transactions for fashion, athletic and home brands and as such are unique to our sector.

For these reasons, we believe a multiple of revenue for each of these put instruments represents fair value from a market participant perspective under ASC 820. Please refer to the Appendix to this letter for a table displaying our underlying calculations and assumptions for the calculation of the fair value of each put option as of December 31, 2015.

2.	We note your response to comment 5 and understand that you also account for the non-controlling interests associated with Iconix Europe as redeemable non-controlling interest and that you believe the put issued to the joint venture partner includes a fair value redemption feature. Please tell us the redemption formula and explain how you have considered footnote 18 to paragraph 21 of ASC 480-10-S99-3A in reaching your conclusion if the formula is based on a fixed multiple of earnings or other similar measure.

[2]	Please refer to page 49 of GAIAM, Inc.’s Form 10-K for the year ended December 31, 2015.
[3]	Please refer to Item 1A. Risk Factors, specifically those risk factors titled ‘We are subject to additional risks associated with our international licensees and joint ventures.’ and ‘A portion of our revenue and net income are generated outside of the United States, by certain of our licensees and our joint ventures, in countries that may have volatile currencies or other risks.’ for a detailed description of some of these risks.

Response:

The redemption formula underlying the put option held by our Iconix Europe joint venture partner is as follows:

(i) (x) percentage of Iconix Europe owned by GBG, multiplied by (y) 5.5, multiplied by (z) the greater of aggregate royalty generated by Iconix Europe for the year ended December 31, 2013 and the year ended December 31, 2018; plus (ii) percentage of Iconix Europe owned by GBG multiplied by the aggregate amount of cash in Iconix Europe which is available for distribution to the members.

Please refer to our response above to item #1 of the Comment Letter for the reasons we believe that the multiple of 5.5 represents fair value under ASC 820.

Footnote 18 to paragraph 21 of ASC 480-10-S99-3A states that the Staff does not consider “a formula based solely on a fixed multiple of earnings (or similar measure)” to approximate fair value. In this context, we note:

•	The redemption formula is not based on earnings, but rather revenues (royalties).

•	Royalties are the basis on which we have historically transacted with several different market participants as discussed in our response to Question 1. That is, “real-world” transactions are executed on this basis.

•	The redemption formula is not based solely on a fixed multiple. Rather, it incorporates i) the greater of aggregate royalties in two different years under the contract and ii) available cash.

As noted in the introduction to this letter, the Company also considered an alternative scenario under which the formula was not considered representative of fair value. In that case, the two-class method of calculating EPS as it relates to the Iconix Europe joint venture (and the joint ventures referred to in number 1 above) resulted in the same determination of EPS.

In this context, (i) the dividends declared for all the named joint ventures have been generally equal to or less than actual earnings for each of the periods presented in our financial statements in the Form 10-K and (ii) since the establishment of the put options, there are no rights for either partner in these joint ventures for preferential distributions of earnings. Therefore, EPS using the two-class method to attribute earnings of the joint ventures to both investors has been the same as the fair value method.

Because each investor holds the same class of common stock in the joint ventures, the only foreseeable scenario where the two-class method would differ from the fair value method would be if significant losses were generated by a joint venture in which our partner holds a put option with a floor. In that case, losses would be attributed to Iconix because our joint venture’s equity investment does not participate in losses under ASC 260-10-45-67.

3.	We note your response to comment 5. Please tell us how you calculate the periodic adjustment to the redemption value for each of the four put instruments related to LC Partners, Iconix SE Asia, Iconix MENA and Iconix Europe, providing a quantified analysis for each of the adjustments for the year ended December 31, 2015.

Response:

For each of the four put instruments related to LC Partners, Iconix SE Asia, Iconix MENA and Iconix Europe, we calculate the period adjustment to the redemption value using the redemption formula for each of the put options using our revenue projections for the relevant year in which the redemption formula cites in its calculation (e.g. in Iconix Europe, the year ended December 31, 2018).

For the year ended December 31, 2015, for those adjustments resulting in the accretion of the value of our redeemable non-controlling interest to its estimated fair value, please refer to the Appendix to this letter for a table displaying our underlying calculations and assumptions for the calculation of the fair value of each put option as of December 31, 2015.

*****

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent audit firm, including its National Office, and they agree with the accounting considerations and conclusions expressed herein.

Sincerely,

/s/ David K. Jones
David K. Jones
Chief Financial Officer

cc:	Myra Moosariparambil
Brian Snyderman
BDO USA, LLP; attn: Lawrence Shapiro
BDO USA, LLP National Office

APPENDIX

Put Option Summary for Joint Ventures

							Accretion
							2013		2014					2015
Joint Ventures	Formation Date	Put Option Value at Inception	Projected Royalty	FMV Put Option	Variance (Total Accretion)	Duration (Yrs)	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
SE Asia (original)	Oct-2013	10,000	5,628	15,477	5,477	4.99	256	256	271	274	277	277	1,098	271	274	277	277	1,098
SE Asia II - Korea	Jun-2014		2,441	6,712	6,712
SE Asia II - Europe	Jun-2014		4,870	13,393	13,393

SE Asia II - Total	Jun-2014	10,554	7,311	20,105	9,551	4.26	—	—	—	6	565	565	1,137	553	559	565	565	2,243
SEA III - China	Sep-2014	21,500	7,474	20,553	(947)	5.00	—	—	—	—	(7)	(48)	(55)	(47)	(47)	(48)	(48)	(189)
MENA	Dec-2014	15,208	7,296	20,064	4,856	4.99	—	—	—	—	—	21	21	240	243	245	245	973
LC Partners (a)	Mar-2014	4,000	20,000	10,000	6,000	5.77	—	—	11	259	262	262	795	257	259	262	262	1,040
Iconix Europe	Jan-2014	13,508	6,214	17,088	3,580	5.00			179	179	179	179	716	179	179	179	179	716

(a)	Projections listed are projected wholesale sales, which are used to determine the put value